Form C

Cover Page

Name of issuer:

Envel, Inc.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 2/1/2017

Physical address of issuer:

75 State Street,
Suite 100
Boston MA 02109

Website of issuer:

http://www.envel.ai

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.75% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☑ Preferred Stock
☐ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

22,936

Price:

$2.84000

Method for determining price:

Dividing pre-money valuation $40,289,975.24 (or $30,926,811.98 for investors in the first $500,000.44) by number of shares outstanding on fully diluted basis.

Target offering amount:

$50,000.48

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$4,440,923.60

Deadline to reach the target offering amount:

4/30/2022

NOTE: If the sum of the investment commitments does not equal or exceed the target

offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

23

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$596,166.00	$432,813.00
Cash & Cash Equivalents:	$541,790.00	$422,967.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$1,203,067.00	$87,833.00
Long-term Debt:	$2,086,511.00	$910,542.00
Revenues/Sales:	$113.00	$0.00
Cost of Goods Sold:	$447,645.00	$128,565.00
Taxes Paid:	$0.00	$0.00
Net Income:	($2,132,655.00)	($653,161.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Envel, Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Lisa Nelson	Full Time Board Member	Full Time Board member	2021
Craig Bond	Executive Chairman	Envel Inc	2019
John Paul Rollert	Professor	Harvard University & University of Chicago	2019
Ted Hill	Chief Operating Officer	B Captial	2020
Jim Schleckser	Owner Founder	Inc. CEO Project	2021
Mike Baxter	Senior Parnter	Bain and Company	2019
Steve Le Roux	CEO	Envel Inc	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Craig Bond	Executive Chairman	2019
Brian Higdon	CCO	2020
Matthew Armandi	CFO	2020
Alwyn Van Wyk	Advisor	2019
Steve Le Roux	CEO	2017
Diederik Meeuwis	S.V.P Operations	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Steve Le Roux	5100000.0 Common Stock - Voting	39.52

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> Any projections of future performance provided to you may prove to be incorrect. Management's projections of future revenues, expenses and the outlook for the business are based on good faith estimates but are inherently unreliable. Factors such as adverse decisions and future competition will affect the Company's future revenue streams. In addition, unanticipated factors such as greater diligence costs or increased development or marketing expenses may impact the Company's profitability. For these reasons, you should not rely upon management's estimates of future performances in making your investment decision as management's assumptions (and any limitations on the assumptions) may prove to be significantly inaccurate.
>
> The Company is dependent on its key personnel and its ability to hire or retain additional personnel. The Company relies heavily on the expertise, experience, and continued services of its management team. The loss of their services could adversely affect the Company's ability to achieve its business plan.
> The Company's future success will depend on its ability to retain these key persons and its ability to attract and retain additional skilled personnel. The Company's employees may voluntarily terminate their employment with the Company at any time. There is no assurance that the Company will be able to attract, train or retain qualified personnel in the future and the loss of personnel could have a material adverse effect on the Company.
>
> Your Shares may be diluted without your approval. The Company is managed by its Board of Directors and Officers in accordance with the terms of the Company's Certificate of Incorporation and By-Laws. Consequently, you will have no ability to affect management decisions of the Company, except as expressly required otherwise by applicable law. Following the closing of this Offering, the Company's CEO will still own a super- majority of the Company's issued and outstanding Shares. He has the ability to exert significant influence over all matters requiring

shareholder approval, including the election of Directors and the approval of mergers or other business combinations. This concentration of ownership may also delay, deter or prevent acts that would result in a change of control, which in turn could reduce the market price of your Shares. These actions could be taken even if they are opposed by other investors, including you.

As an early stage business, we are dependent upon this Offering and other outside financing in order to implement our business plan and complete development and commercial implementation of our software and services. If we do not raise sufficient capital pursuant to this Offering and other outside financing, we may have to delay or modify our business plan. There can be no assurance that any such delay or modification would not have a material adverse effect on us. In addition to this Offering, we may pursue alternative methods of raising funding, including, without limitation, funding from venture capital firms and select private investors and vendors who are partnering with us in the development of our marketplace, as well as subordinated debt from lenders and private individuals and senior bank debt. We will pursue the most advantageous source(s) of funding for the Company and its shareholders at the most attractive terms. As of the date of this Memorandum, we have no commitments for any interim or permanent financing, including any credit facility, and no assurance that any such financing will become available or, if available, at an interest rate or other terms that will be favorable to the Company. If available, such financing may result in the imposition of restrictions on the Company's future borrowings and operating policies and dilute the ownership of investors and management.

The Company may alter the use of proceeds in this Offering without notice to you or your approval. The Estimated Use of Proceeds described in the "Summary of the Offering" section of this Memorandum reflects the Company's anticipated use of the proceeds of this Offering. However, there is no obligation on the Company's part to use the proceeds for those purposes, and the Company will have significant discretion in applying the net proceeds of this Offering. The Company's failure to apply the proceeds of this Offering effectively could have a material adverse effect on the Company.

Factual statements have not been independently verified. Except to the extent that legal counsel has been engaged solely to advise as to matters of law, no other party has been engaged to verify the accuracy or adequacy of any of the factual statements contained in this Offering. In particular, neither legal counsel nor any other party has been engaged to verify any statements relating to the experience, skills, contacts or other attributes of the Directors, officers and employees of the Company, or to the anticipated future performance of the Company.

The Company expects to incur significant operating losses in the near future until the Company's products achieve some measure of market acceptance and the Company's revenues exceed its expenses. The Company's business does not have an established record of profitability and the Company may never be profitable. In addition, the Company expects its operating expenses to increase over time as the Company expands its operations. If the Company's future revenues do not offset these expected expenses, the financial performance will be adversely affected; ultimately we could go out of business.

The Company may not be able to adequately protect its intellectual property and proprietary rights. The Company regards its products and services and underlying technology as proprietary. The Company will seek to protect its proprietary rights through a combination of confidentiality agreements and copyright, trademark and trade secret laws, and patent protection. The Company's future patents, if any, may be successfully challenged and may not provide the Company with any competitive advantages. The Company may not develop proprietary products or technologies that are patentable and other parties may have prior claims. In addition, third parties may copy aspects of the Company's future products and services or otherwise obtain and use its proprietary information without authorization or develop similar technology independently.

The Company may not be able to properly manage growth. The Company may experience a period of rapid growth in its headcount and operations, which may place a significant strain on the Company's management, administrative, operational and financial infrastructure. The Company's success will depend, in part, upon the ability of the Company's senior management to manage this growth effectively. To do so, the Company must continue to hire, train and manage new employees as needed. If the Company's new hires perform poorly, if the Company is unsuccessful in hiring, training, managing and integrating these new employees, or if the Company is not successful in retaining existing employees, the Company's business may be harmed. To manage the expected growth of the Company's operations and personnel, the Company will need to continue to improve its operational, financial and management controls, reporting systems and procedures. The additional headcount and capital investments will increase its cost base, which will make it more difficult for the Company to offset any future revenue shortfalls by offsetting expense reductions in the short term. If the Company fails to successfully manage its growth, the Company will be unable to execute its business plan and its results will suffer.

The COVID-19 pandemic has negatively impacted the global economy, disrupted consumer spending and global supply chains and created significant volatility and disruption of financial markets. The extent of the impact of the COVID-19 pandemic, including our ability to execute our business strategies as planned, will depend on future developments, including the duration and severity of the pandemic, which are highly uncertain and cannot be predicted. Concerns have rapidly grown regarding recent worldwide surges in the outbreak of COVID-19, and as a result consumer spending will likely also be negatively impacted by general macroeconomic conditions. Furthermore, a decline in consumer confidence, including from the impacts of any recession resulting from the COVID-19 pandemic or other economic events, may negatively impact our ability successfully to roll out our products and services, and adversely impact traffic on our websites. Any reduction in customer visits to our websites will likely result in a loss of sales and profits and other material adverse effects.

Unproven Market Acceptance. Although the Company believes there is a need for the products and services proposed to be offered by the Company, its management is unable to guarantee (i) the level of market acceptance those products and services will achieve and (ii) the number of customers willing to download and continually use this application.

General Risk of Insolvency. Each purchaser bears the risk that the financial situation of the Company could deteriorate. There will be no security or guarantee to any purchaser in the Offering.

An investment in the Company is speculative. Purchasers of the securities offered hereby may not realize a return on their investment and could lose their investment. Purchasers should carefully review this offering disclosures and consult with their attorneys, tax advisors, and/or business

advisors prior to purchasing the securities offered hereby. In particular, the Company has determined the valuation of the Company in this Offering based on a variety of factors; however, the Company has not obtained a recent, independent third-party valuation. Determining this valuation is an inherently subjective process and based on updated factors and/or new information, the Company may determine in the future that its valuation may be greater or less than its valuation for this Offering.

The Company has implemented a compliance program that attempts to address the financial regulatory environment. This includes Anti-Money Laundering (AML) and Fraud controls. While we believe these controls significantly mitigate the risk of a fraud or AML event occurring, it can never eliminate that risk. These areas will always present a threat to the Company and the impact will depend on the volume and velocity of these events occurring but can present large monetary loss, regulatory enforcement and risk our relationship with our core processing and banking partners. However, the Company's compliance team is trained and experienced in this space and will remain consistently vigilant through a blend of cutting edge technology, industry best practice and field tested expertise and knowledge.

The Company has several strategic banking partners. Its two most critical are its partnership with its core banking platform (Q2 Corepro) and its bank of record (National Bank of Kansas City). Preservation of these relationships is critical to the ongoing operations and ultimate success of the Company. Our Agreements with these two entities impose numerous requirements upon the Company, especially in the areas of our staying compliant with the complex regulatory scheme applicable to all banks and related entities. If we fail in those or any other contractual obligations, our relationships with these banking entities would likely be severed. More generally, events or circumstances outside of our control may negatively impact either or both of these banking partners. Any such negative impact may have a corresponding – or disproportionately large – negative impact on our business. If our relationships with either or both banking partners were severed or disrupted – even for a limited period of time – our operations could be materially jeopardized and we could go out of business.

Our operations may be interrupted if our network or computer systems, or those of our providers, fail. Because we deliver our products and services over the Internet and outsource several critical functions to third parties, our operations depend on our ability, as well as that of our service providers, to protect computer systems and network infrastructure against interruptions in service due to damage from fire, power loss, telecommunications failure, physical break-ins, computer hacking or similar catastrophic events. Our operations also depend upon our ability to replace a third-party provider if it experiences difficulties that interrupt our operations or if an operationally essential third-party service terminates. Service interruptions to customers may adversely affect our ability to obtain or retain customers and could result in regulatory sanctions. Moreover, if a customer were unable to access his or her account or complete a financial transaction due to a service interruption, we could be subject to a claim by the customer for his or her loss. We cannot predict the outcome of litigation if a customer were to make a claim against us

Our operations may be interrupted if our network or computer systems, or those of our providers, fail. Because we deliver our products and services over the Internet and outsource several critical functions to third parties, our operations depend on our ability, as well as that of our service providers, to protect computer systems and network infrastructure against interruptions in service due to damage from fire, power loss, telecommunications failure, physical break-ins, computer hacking or similar catastrophic events. Our operations also depend upon our ability to replace a third-party provider if it experiences difficulties that interrupt our operations or if an operationally essential third-party service terminates. Service interruptions to customers may adversely affect our ability to obtain or retain customers and could result in regulatory sanctions. Moreover, if a customer were unable to access his or her account or complete a financial transaction due to a service interruption, we could be subject to a claim by the customer for his or her loss. We cannot predict the outcome of litigation if a customer were to make a claim against us

Security concerns may adversely affect the delivery of our services. A significant barrier to on-line financial transactions is the secure transmission of confidential information over public networks. The systems we use rely on encryption and authentication technology to provide secure transmission of confidential information. Advances in computer capabilities, new discoveries in the field of cryptography or other developments could result in a compromise or breach of the algorithms used to protect customer transaction data. If we, or another provider of financial services through the Internet, were to suffer damage from a security breach, public acceptance and use of our platform as a medium for financial transactions could suffer. Any security breach could deter potential customers or cause existing customers to leave, thereby impairing our ability to grow and maintain profitability and, possibly, our ability to continue delivering our products and services through the Internet. Although we, with the help of third-party service providers, intend to continue to implement security technology and establish operational procedures to prevent security breaches, these measures may not be successful.

Our current and prospective business operations are highly regulated. We (and our banking and technology partners) are subject to extensive regulation by various regulatory and self-regulatory authorities in the United States, including regulation by the SEC under the Advisers Act. Providing investment advice to clients is regulated on both the federal and state level in the United States. Our subsidiary that is a federally registered investment adviser is regulated and subject to examination by the SEC. The Advisers Act imposes numerous obligations on registered investment advisers, including fiduciary duties, disclosure obligations, recordkeeping and reporting requirements, marketing restrictions and general anti-fraud prohibitions. The failure to comply with the Advisers Act could cause the SEC to institute proceedings and impose sanctions for violations, including censure or terminating their SEC registrations and could also result in litigation or reputational harm. In addition, our partner firms who are investment advisers are subject to notice filings and the anti-fraud rules of state securities regulators under applicable state securities laws. In the future, we may further expand our business outside of the markets in which we currently operate in such a way or to such an extent that we may be required to register with additional regulatory agencies or otherwise comply with additional laws and regulations that do not currently apply to us. Lack of compliance with any such laws and regulations may increase our risk of becoming party to litigation and subject to regulatory actions.

The regulatory environment in which we operate is subject to continuous change, and regulatory developments designed to increase oversight may adversely affect our business. The legislative and regulatory environment in which we operate has undergone significant changes in the recent past, including additional filings with the SEC required by investment advisory firms. Regulatory review or the issuance of interpretations of existing laws and regulations may result in the enactment of new laws and regulations that could adversely affect our operations or our ability to conduct business profitably. We are unable to predict whether any such laws or regulations will be enacted and to what extent such laws and regulations would affect our business. We believe that significant regulatory changes in the investment management industry are likely to continue, which is likely to subject industry participants to additional, more costly and generally more detailed regulation. New laws or regulations, or changes in the enforcement of existing laws or regulations, applicable to our partner firms may adversely affect our business. Our continued ability to function in this environment will depend on our ability to monitor and promptly react to legislative and regulatory changes. Changes in laws or regulatory requirements, or the interpretation or application of such laws and regulatory requirements by regulatory authorities, can occur without notice and could have an adverse impact on our results of operations and financial condition.

Our business is subject to risks related to reputational damage. We depend to a large extent on our reputation to attract and retain customers. Our user community is active on Discord and other similar messaging and social media platforms. As a result, isolated or minor negative experiences by customers may be quickly and widely publicized, resulting in a disproportionately negative impact on our reputation and customer base. These risks are often difficult to assess or quantify, but regardless of final costs, these matters could have an adverse effect on our business by exposing us to negative publicity, reputational damage, harm to our relationships or divert personnel and management resources.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: 93.25% Towards Cost of Revenue which includes fees to our banking partners

6.75% towards Wefunder intermediary fee

If we raise: **$4,440,924**

Use of Proceeds: 20% towards marketing (Digital Ads, Referral Programs, Campus Events & Sponsorships)

18.25% towards Cost of Revenue (Banking Partner fees, etc.)

3% towards hosting fees and other G&A

31% towards current team member salaries

21% toward new team member salaries. This includes an expansion of the Marketing, AI/ML, Product and Admin Teams.

6.75% towards Wefunder intermediary fee

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $40,289,975.24 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

Envel, Inc. is offering up to 1,617,007 shares of Series Seed Preferred Stock, at a price per share of $2.84. Each share of Series Seed Preferred Stock has a liquidation preference per share of $1.75.

Investors in the first $500,000.44 of the offering will receive stocks at a price per share of $2.18, and a pre-money valuation of $30,926,811.98.

The campaign maximum is $4,440,923.60 and the campaign minimum is $50,000.48.

Major Investor Rights; Additional Rights.

(a) Information Rights. The Company will furnish to the undersigned if the undersigned has invested an aggregate amount equal to **at least Five Hundred Thousand Dollars ($500,000)** in Securities of the Company as of the date of this Agreement (calculated by adding the face value of all such investments at the time each investment was made, without regard to changes in valuation of those investments or any other factors) and has thereby become a Major Investor (a "Major Investor") (1) annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such year, all prepared in accordance with generally accepted accounting principles and practices; and (2) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such quarter, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments. If the Company has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions. The filing of an annual report on Form C/AR shall be deemed to satisfy the requirement to provide annual financial information described above.

(b) Confidentiality. Anything in this Agreement to the contrary notwithstanding, no Major Investor by reason of this Agreement shall have access to any trade secrets or confidential information of the Company. The Company shall not be required to comply with any information rights in respect of any Major Investor whom the Company reasonably determines to be a competitor or an officer, employee, director or holder of ten percent (10%) or more of shares of a competitor. Each Major Investor agrees that such Major Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement other than to any of the Major Investor's attorneys, accountants, consultants, and other professionals, to the extent necessary to obtain their services in connection with monitoring the Major Investor's investment in the Company.

(c) Participation Right. Each Major Investor has the right of first refusal to purchase such Major Investor's Pro Rata Share (as defined below) of any New Securities (as defined below) that the Company may from time to time issue after the date of this Agreement, provided, however, such Major Investor shall have no right to purchase any such New Securities if such Major Investor cannot demonstrate to the Company's reasonable satisfaction that such Major Investor is at the time of the proposed issuance of such New Securities (a) an "accredited investor" as such term is defined in Regulation D of the Securities Act and (b) in possession of sufficient immediately available funds to enable it to make payment in full for its Pro Rata Share of New Securities. A Major Investor's "Pro Rata Share" for purposes of this right of first refusal is the ratio of (a) the number of shares of the Company's Common Stock issued or issuable upon conversion of the Securities owned by such Major Investor, to (b) the Fully Diluted Share Number. The "Fully Diluted Share Number" means that number of shares of the Company's capital stock equal to the sum of (i) all shares of the Company's capital stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all options, warrants and other convertible securities and (ii) all shares of the Company's capital stock reserved and available for future grant under any equity incentive or similar plan.

Rights of First Refusal. Subject to the remainder of this Section 9(a), the undersigned hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Stock that the undersigned may propose to transfer in a Proposed Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

Drag Along Right. If a Deemed Liquidation Event (as defined in the Restated Certificate) is approved by each of (i) the holders of a majority of the shares of Common Stock then outstanding (other than those issued or issuable upon conversion of the shares of Series Seed Preferred Stock), (ii) the holders of a majority of the shares of Common Stock then issued or issuable upon conversion of the shares of Series Seed Preferred Stock then outstanding (which, for the avoidance of doubt, shall include holders of Series Seed Preferred Stock prior to its conversion into Common Stock) and (iii) the Board, then each Holder will vote (in person, by proxy or by action by written consent, as applicable) all shares of capital stock of the Company now or hereafter directly or indirectly owned of record or beneficially by such Holder (collectively, the "Drag Shares") in favor of, and adopt, such Deemed Liquidation Event and to execute and deliver all related documentation and take such other action in support of the Deemed Liquidation Event as may reasonably be requested by the Company to carry out the terms and provision of this Section 9(c)(i), including:

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV has been formed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	17,000,000	7,154,000	Yes
Non Voting Common Stock	1,000,000	282,940	No
Preferred Stock	8,500,000	5,749,671	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	1,000,000 Common Voting Options

Describe any other rights:

Preferred stock has liquidation preferences over common stock that is capped at $1.75 per share.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No material differences.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax

treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The shareholders** have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

1. unrelated third party valuations of our common stock;
2. the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common stock;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Dmitri Artamonov
Issue date	07/15/20
Amount	$175,000.00
Outstanding principal plus interest	$41,250.00 as of 01/30/22
Interest rate	0.0% per annum
Maturity date	07/01/22
Current with payments	Yes

This loan was to repurchase shares that were previously granted to a former owner. It calls for installment payments over a 2 year period.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
7/2020	Regulation D, Rule 506(b)	Convertible Note	$2,725,000	General operations
1/2021	Regulation D, Rule 506(b)	Convertible Note	$250,000	General operations
3/2021	Regulation Crowdfunding	Convertible Note	$1,069,945	General operations
3/2021	Regulation D, 506(c)	Convertible Note	$681,311	General operations
9/2021	Regulation D, Rule 506(b)	Preferred stock	$1,505,530	General operations
1/2022	Section 4(a)(2)	Common stock	$559,076	General operations
2/2022	Regulation D, Rule 506(b)	Preferred stock	$1,466,548	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Dmitri Artamonov
Amount Invested	$175,000.00
Transaction type	Loan
Issue date	07/15/20
Outstanding principal plus interest	$41,250.00 as of 01/30/22
Interest rate	0.0% per annum
Maturity date	07/01/22
Current with payments	Yes
Relationship	Owner

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more

than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Envel is a financial technology company. We believe Envel is the world's first Fintech to focus entirely on building autonomous banking, where we do all the heavy lifting for you to manage your money, so that you can relax and enjoy your life! Envel is a digital banking application that partners with nbkc bank, member FDIC to hold your funds safe and secure.

Our objective is to improve the financial health of over 50 million people so that that we can help them achieve their goals. We hope to attract a large market share of the Gen Z and Millennial market and gather a significant share of the under banked in the US and select markets around the world. These projections cannot be guaranteed.

Milestones

Envel, Inc. was incorporated in the State of Delaware in February 2017.

Since then, we have:

- 🧠 Budgeting, saving and investments on patent-pending AI powered autopilot
- 💸 Serving 20 million college students, 46 million graduates and a new generation
- 💰 Raised $8M from MIT Sandbox, Crowdfunding and Angels 🏫 Founded @ Harvard
- 🚀Over 32,000 users and near top 100 app store ranking ahead of many top US neobanks
- 😎 Strong team of innovators from Harvard, MIT, KPMG, JP Morgan and Barclays
- 🚀 Exciting growth plans and features to disrupt and automate banking services
- 💳 Envel Visa® Debit Card connects to up to 99 Envel accounts with one swipe - Envel Cardlink™

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $113 compared to the year ended December 31, 2019, when the Company had revenues of $0.
- *Assets.* As of December 31, 2020, the Company had total assets of $596,166, including $541,790 in cash. As of December 31, 2019, the Company had $432,813 in total assets, including $422,967 in cash.
- *Net Loss.* The Company has had net losses of $2,132,655 and net losses of $653,161 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.
- *Liabilities.* The Company's liabilities totaled $3,289,578 for the fiscal year ended December 31, 2020 and $998,375 for the fiscal year ended December 31, 2019.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $175,000 in debt, $3,531,154 in equity, and $4,726,256 in convertible notes, which have been converted to equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 9 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 2 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business

strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Envel, Inc. cash in hand is $630,534.54, as of March 2022. Over the last three months, revenues have averaged $6,788/month, cost of goods sold has averaged $92,870/month, and operational expenses have averaged $446,860/month, for an average burn rate of $532,942 per month. Our intent is to be profitable in 33 months.

In January 2021, Envel expanded its marketing and began to show user growth. Its users currently are in excess of 32,000. Also in 2021, Envel created a subsidiary called Envel Investments LLC which now has an RIA license with the SEC. Envel has launched several features in 2021 and in the early part of 2022, this includes, a referral onboard feature, the ability to connect directly with users HR departments through Pinwheel, as well several UI and AI enhancements.

Over the next 3 months Envel expects to generate $119,346 in revenue and over the next 6 months Envel expects to generate $285,820 in revenue.

Envel is currently not profitable. Envel plans to continue to raise capital and invest large amounts of resources into its customer acquisition process. This will delay Envel's profitability which will likely not occur till late 2024.

Envel has a large number of Angel Investors who have continued to fund Envel through the last 3 years. If needed, Envel can continue to see funding through that group to cover short-term burn. Additionally, Envel has the ability to scale back its marketing expenses if needed to decrease burn and stretch out cash. Also, Envel has had several discussions with US based Venture Captial Firms about investing significant funds for an A round.

Any projections in the above narrative are forward-looking and cannot be guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Matthew Armandi, certify that:

(1) the financial statements of Envel, Inc. included in this Form are true and complete in all material respects ; and

(2) the tax return information of Envel, Inc. included in this Form reflects accurately the information reported on the tax return for Envel, Inc. filed for the most recently completed fiscal year.

Matthew Armandi
CFO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines

banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.envel.ai/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird Envel Subscription Agreement Final
- SPV Subscription Agreement
- Envel Subscription Agreement Final

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Alwyn Van Wyk
- Brian Higdon
- Craig Bond
- Diederik Meeuwis
- Jim Schleckser
- John Paul Rollert
- Lisa Nelson
- Matthew Armandi
- Mike Baxter
- Steve Le Roux
- Steve Le Roux
- Ted Hill

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird Envel Subscription Agreement Final
- SPV Subscription Agreement
- Envel Subscription Agreement Final

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Alwyn Van Wyk
- Brian Higdon
- Craig Bond
- Diederik Meeuwis
- Jim Schleckser
- John Paul Rollert
- Lisa Nelson
- Matthew Armandi
- Mike Baxter
- Steve Le Roux
- Steve Le Roux
- Ted Hill

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Envel, Inc.

By

Matthew Armandi

Chief Financial Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Ian Michael Baxter

Board Member
3/30/2022

Craig Lewis Bond

Chairman
3/30/2022

Stephen Le Roux

Chief Executive Officer
3/29/2022

James Schleckser

Director - Board Member
3/29/2022

Matthew Armandi

Chief Financial Officer
3/29/2022

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.